SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                ROANOKE TECHNOLOGY CORP.
                     COMMON STOCK
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                      770035 10 3
                     (CUSIP NUMBER)
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                    539 Becker Drive
           Roanoke Rapids, North Carolina 27870
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                   September 13, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Edwin E. Foster, Jr.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 500 (as of the Filing Date)
                         0 (as of the Reporting Event)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 500 (as of the Filing Date)
                              0 (as of the Reporting Event)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:   500 (as of the Filing Date)
                 0 (as of the Reporting Event)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
              Less than 1% (as of the Filing Date)
                       -0-$ (as of the Reporting Event)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Roanoke Technology Corp.
Common Stock, $.0001 par value.
539 Becker Drive
Roanoke Rapids, North Carolina 27870
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:        Edwin E. Foster, Jr.
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(b) Address:     539 Becker Drive
                 Roanoke Rapids, North Carolina 27870
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Edwin E. Foster, Jr., purchased 500
shares of the Issuer on the open market in February, 2000,
at $3.10 per share.
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ITEM 4. PURPOSE OF TRANSACTION.
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Mr. Foster, a Director and Secretary of the Issuer,
purchased 500 shares of the Issuer on the open market in February, 2000, at $3.10 per share. At that point, Mr. Foster held under 1% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Mr. Foster currently holds 500 of the issued and outstanding shares of the Issuer, or less than 1% of the issued and outstanding shares. In addition, Mr. Foster holds options to purchase 100,000 common shares of the Issuer at $1.00 per share at a rate of 25,000 shares per year. Such options expire January 1, 2003 and as of the filing date, no options have been exercised.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A) Stock Option Agreement
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: January 3, 2001    Signature:/s/ Edwin E. Foster, Jr.
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                                       EDWIN E. FOSTER, JR.
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